SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS RESPIRATORY THERAPEUTICS, INC.
(Name of Subject Company)

ADAMS RESPIRATORY THERAPEUTICS, INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00635P107
(CUSIP Number of Class of Securities)

Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
4 Mill Ridge Lane, Chester, New Jersey 07930
(908) 879-1400
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

J. Vaughan Curtis Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name of the subject company is Adams Respiratory Therapeutics, Inc., a Delaware corporation (the “Company” or “Adams”). The address of the principal executive offices of the Company is 4 Mill Ridge Lane, Chester, New Jersey 07930. The telephone number of the Company at its principal executive offices is (908) 879-1400.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and schedules hereto, this “Statement”) relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). As of December 19, 2007, there were 36,020,366 Shares outstanding.

Item 2.	Identity and Background of Filing Person.

The filing person is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Statement relates to the tender offer by Twickenham Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Reckitt Benckiser Group plc, a corporation organized under the laws of England and Wales (“Reckitt Benckiser” or “Parent”), to acquire each issued and outstanding Share of the Company in exchange for $60.00 per Share, net to the seller in cash (the “Offer Price”), without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer was commenced on December 21, 2007 and expires at 12:00 midnight, New York City time, at the end of January 23, 2008, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, there being validly tendered and not withdrawn before the expiration of the Offer that number of Shares that represents at least a majority of the Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities of the Company, regardless of the conversion or exercise price or other terms and conditions thereof) (the “Minimum Condition”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, together with the exhibits and annexes thereto, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 21, 2007. The Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2007, among the Company, Parent and the Purchaser (the “Merger Agreement”). The Merger Agreement provides, among other things, that no later than the third business day following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the completion of the Offer, the Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than (i) treasury Shares and Shares that are owned by Parent or the Purchaser and (ii) Shares that are owned by stockholders who have properly exercised dissenters’ rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive cash in the amount of the Offer Price, without interest (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent are located at 103-105 Bath Road, Slough, Berkshire SL1 3UH, United Kingdom, and the telephone number at such principal executive offices is +44 1753 44(6363).

As set forth in the Schedule TO, the principal executive offices of Purchaser are located at Morris Corporate Center IV, 399 Interpace Parkway, Parsippany, New Jersey 07054, and the telephone number at such principal executive offices is (973) 404-2600.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached hereto as Schedule II, which is incorporated herein by reference (the “Information Statement”) as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (a) the Company’s executive officers, directors or affiliates or (b) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement on Schedule II is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the Board of Directors of the Company (the “Board”) after the acceptance for payment of Shares by Purchaser pursuant to and in accordance with the terms of the Offer (the “Appointment Time”).

Arrangements with Executive Officers, Directors and Affiliates of the Company

Common Stock

The Merger Agreement provides that Purchaser will offer to acquire each issued and outstanding Share in exchange for the Offer Price, and at the Effective Time, each Share not acquired in the Offer and issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount of cash, without interest, equal to the Offer Price, except for (i) Shares held by holders who comply with the relevant provisions of the DGCL regarding the rights of stockholders to dissent from the Merger and require appraisal of their shares, and (ii) Shares held in the treasury of the Company or owned by Parent or Purchaser.

Company Incentive Plans

The Company maintains a 1999 Long-Term Incentive Plan (the “1999 Plan”) and a 2005 Incentive Plan (the “2005 Plan” and, together with the 1999 Plan, the “Company Stock Plans”). Although the Board determined in July 2005 not to grant any additional awards under the 1999 Plan, certain previously granted awards remain outstanding under the 1999 Plan. The Company has stock options, performance-based restricted stock units and service-based restricted stock units that remain outstanding under the Company Stock Plans.

Stock Options.  The Merger Agreement provides that at the Effective Time, each stock option outstanding under the Company Stock Plans, whether or not vested or exercisable (“Stock Option”), will be cancelled and the holder of a Stock Option will have the right to receive an amount of cash, without interest, equal to (i) the total number of shares subject to the Stock Option, multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per share of the Stock Option, less the amount of any withholding required by applicable tax law. Pursuant to the Merger Agreement, the aggregate payment to a holder for Stock Options will be rounded to the nearest cent.

Service-Based Restricted Stock Units.  The Merger Agreement provides that as of the Effective Time, each service-based restricted stock unit outstanding under the Company Stock Plans, whether or not vested (“Service-Based RSU”), will be cancelled and the holder of a Service-Based RSU will have the right to receive an amount in cash, without interest, equal to the Offer Price, less the amount of any withholding required by applicable tax law.

Performance-Based Restricted Stock Units.  The Merger Agreement provides that as of the Effective Time, each performance-based restricted stock unit with respect to the 2007-2008 performance period outstanding under the Company Stock Plans, whether or not vested (a “2007-2008 Performance-Based RSU”), will be cancelled and the holder of a 2007-2008 Performance-Based RSU will have the right to receive an amount in cash, without interest, equal to (i) the number of units that would have been earned based on actual performance as of the end of the last fiscal quarter prior to the Effective Time, multiplied by (ii) the Offer Price, less the amount of any withholding required by applicable tax law. Pursuant to the Merger Agreement, the aggregate payment to a holder for 2007-2008 Performance-Based RSU will be rounded to the nearest cent.

The Merger Agreement also provides that as of the Effective Time, each performance-based restricted stock unit with respect to the 2008-2009 performance period outstanding under the Company Stock Plans, whether or not vested (a “2008-2009 Performance-Based RSU”), will be cancelled and the holder of a 2008-2009 Performance-Based RSU will have the right to receive an amount in cash, without interest, equal to (i) the target number of units subject to the 2008-2009 Performance-Based RSU, multiplied by (ii) the Offer Price, less the amount of any withholding required by applicable tax law. Pursuant to the Merger Agreement, the aggregate payment to a holder for 2008-2009 Performance-Based RSU will be rounded to the nearest cent.

The following table sets forth the number of Shares, Stock Options, Service-Based RSUs, 2007-2008 Performance-Based RSUs and 2008-2009 Performance-Based RSUs held by each director and executive officer of the Company.

				Service-	2007-2008	2008-2009
			Stock	Based	Performance-	Performance-
	Shares		Options	RSUs	Based RSUs(1)	Based RSUs
Name	(#)		(#)	(#)	(#)	(#)

Michael J. Valentino	—		798,352	14,179	17,096	14,179
Rita M. O’Connor	1,000		48,197	7,225	1,084	7,225
Robert D. Casale	—		139,638	8,579	5,966	8,579
Walter E. Riehemann	—		86,556	4,515	3,877	4,515
John S. Thievon	—		87,960	4,515	3,877	4,515
Peter D. Wentworth, Ph.D.	—		29,051	4,741	3,513	4,741
Helmut H. Albrecht, M.D.	1,000	(2)	112,109	2,709	3,556	2,709
Kirk K. Calhoun	—		16,000	2,974	—	—
Jane L. Delgado, Ph.D., M.S.	—		12,000	862	—	—
Alan W. Dunton, M.D.	—		12,000	1,413	—	—
Donald J. Liebentritt	41,143	(3)	12,000	3,465	—	—
John N. Lilly	1,850		16,000	2,828	—	—
Joan P. Neuscheler	20,082	(4)	12,000	3,465	—	—
Harold F. Oberkfell	1,500		29,550	3,465	—	—
Mark R. Sotir	—		12,000	862	—	—

(1)	Number of units is estimated based on the latest financial estimates for the Company’s performance through December 31, 2007. The Merger Agreement provides that the Company’s 2007-2008 Performance-Based RSUs will be converted into Shares based upon the results of the most recent fiscal quarter ended prior to the Effective Time. As a result, the number of Shares issuable upon conversion of these units is subject to change based on the Company’s actual performance through the end of the fiscal quarter ended prior to the Effective Time.

(2)	Includes: (i) 500 shares held by Dr. Albrecht’s son, and (ii) 500 shares held by Dr. Albrecht’s daughter.

(3)	Includes: (i) 1,768 shares held by the Liebentritt Family Trust, of which Therese A. Liebentritt, Mr. Liebentritt’s wife, is the trustee, (ii) 400 shares held by Mr. Liebentritt’s wife, (iii) 150 shares held by Mr. Liebentritt’s son, and (iv) 150 shares held by Mr. Liebentritt’s daughter.

(4)	Includes: (i) 750 shares held in a custodial account for Ms. Neuscheler’s son, (ii) 750 shares held in a custodial account for Ms. Neuscheler’s daughter, (iii) 750 shares held in a custodial account for another son of Ms. Neuscheler.

The foregoing summary regarding treatment of the Shares, Stock Options, Service-Based RSUs, 2007-2008 Performance-Based RSUs and 2008-2009 Performance-Based RSUs does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Employment Agreement

The Company employs Michael J. Valentino, its President and Chief Executive Officer, pursuant to an employment agreement effective August 11, 2003. Pursuant to the employment agreement, Mr. Valentino will receive a transaction bonus of $2.5 million upon completion of the Merger. The employment agreement with Mr. Valentino also provides that if his employment is terminated without cause or he resigns for good reason, he has the right to receive a severance payment equal to two times the sum of his base salary plus his target annual bonus and continuation of Mr. Valentino, his spouse and dependants in the Company’s group health and life insurance benefits for two years following the date of termination. The Company has also entered into a confidentiality and non-competition agreement with Mr. Valentino, dated August 11, 2003, pursuant to which Mr. Valentino agrees not to disclose confidential information and, for a period of 24 months following the termination of Mr. Valentino’s employment, not to compete with the Company or recruit Company employees.

Change in Control Agreements

Each of the Company’s executive officers, other than Mr. Valentino, is party to a change in control agreement (“Change in Control Agreement”) that gives the executive the right to severance payments and benefits if his or her employment is terminated without cause or he or she resigns for good reason within two years after a change in control of the Company. The purchase of Shares by Purchaser in connection with the Offer will constitute a change in control under the Change in Control Agreements.

The severance payments and benefits to be paid to the executives under the terms of the Change in Control Agreements include a pro rata target annual bonus for the year of termination and a severance payment equal to the executive’s then-current annual base salary plus the average annual incentive bonus received by the executive in the two years preceding the year in which the termination occurs, or, if the executive was not eligible for a bonus during such time, the executive’s target annual bonus for the year of termination. In addition, if the executive elects to continue group health benefits under COBRA, then during the period that the executive is entitled to such coverage, the executive will have the right to receive the excess of (i) the COBRA cost of such coverage over (ii) the amount that the executive would have had to pay for such coverage if he or she had remained employed during such period and paid the active employee rate for such coverage. The Change in Control Agreements further provide that if a payment to or for the benefit of the executive would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the executive will be entitled to a full gross-up for any excise tax imposed, including any income and excise taxes on such gross-up amount. However, if the parachute value of the payments does not exceed 110% of the executive’s safe harbor amount, the payments will be reduced so that the parachute value of all payments equals the safe harbor amount. If all payments due under the Change in Control Agreement are reduced to zero and the parachute value of all payments still exceeds the safe harbor amount, then all payments will be made and a gross-up payment will be made.

Deferred Compensation Plan

The Company’s executive officers participate in the Company’s Deferred Compensation Plan, which provides that in the event of a change in control, the executive’s deferral account balance will be distributed to the executive in a lump sum as soon as administratively practicable following the change in control, if the executive elected such distribution on his or her initial election form. The purchase of Shares by Purchaser in connection with the Offer will constitute a change in control under the Deferred Compensation Plan.

Employee Benefit Matters

The Merger Agreement provides that for a period of twelve months following the Effective Time, the employees of the Company and its subsidiaries who remain in the employment of the Surviving Corporation and its subsidiaries (the “Continuing Employees”) will receive (i) employee welfare and retirement benefits that, in the aggregate, and (ii) base pay that, is substantially similar to either those provided by Parent and its subsidiaries to similarly situated employees of Parent and its subsidiaries or those provided or paid by the Company and its subsidiaries immediately prior to the Effective Time. However, Parent and the Surviving

Corporation are not required to continue any specific employee benefit plans or to continue the employment of any specific person. In addition, neither Parent nor the Surviving Corporation nor any of their subsidiaries has any obligation to issue, continue or adopt any plans or arrangements providing for the issuance of shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements. The Merger Agreement also provides that the service of each Continuing Employee with the Company shall be recognized by Parent and the Surviving Corporation as if such service had been performed with Parent, with respect to any plans or programs in which the Continuing Employees are eligible to participate after the Effective Time for the following purposes: (i) eligibility to participate and vesting (but not benefit accrual) under any defined benefit pension plan, if any, (ii) eligibility for, and the amount of, vacation and any other paid time-off plan or policy, (iii) eligibility and participation under any defined contribution plan or health or welfare plan (other than any post-employment health or post-employment welfare plan), (iv) eligibility for any company matching contributions, and (v) unless covered under another arrangement with or of the Company, eligibility for, and the amount of, any severance payable under any severance plan of general application, except, in each case, to the extent such treatment would result in duplicative benefits. Additionally, with respect to any welfare plan maintained by Parent in which the Continuing Employees are eligible to participate after the Effective Time, the Merger Agreement requires Parent, and Parent must cause the Surviving Corporation, to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time, and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous or out-of-pocket requirements applicable under any such plan, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.

Indemnification of Directors and Officers

Indemnification of Directors and Officers.  The Company has entered into indemnification agreements with each of its directors, and the Company’s bylaws further provide for indemnification of the Company’s directors and executive officers. Both the indemnification agreements and the Company’s bylaws require the Company to indemnify each director and executive officer, as applicable, to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Company, arising out of the person’s services as a director or executive officer.

Pursuant to the Merger Agreement, Parent will cause the Surviving Corporation to assume the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, whether asserted or claimed prior to, at or after the Appointment Time, for acts or omissions occurring at or prior to the Appointment Time, which rights were existing at the time of execution of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries (“Covered Persons”) as provided in the certificate of incorporation and bylaws of the Company, the organizational documents of any subsidiary of the Company or any written indemnification agreement between the Covered Persons and the Company (in each case as in effect on the date of the Merger Agreement). The Merger Agreement provides that such indemnification obligations will survive the Merger and will continue in full force and effect in accordance with their terms. Parent has further agreed in the Merger Agreement to (i) unconditionally guarantee such indemnification obligations of the Company and (ii) maintain in effect, for a period of six years after the Effective Time, provisions in the certificate of incorporation and bylaws of the Surviving Corporation no less favorable than the provisions contained in the certificate of incorporation and bylaws of the Company with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its subsidiaries for acts or omissions occurring at or prior to the Effective Time. The Merger Agreement also provides that the Covered Persons are intended third-party beneficiaries of these provisions and that the Covered Persons may enforce these provisions.

Directors’ and Officers’ Insurance.  According to the Merger Agreement, Parent will cause the Surviving Corporation to maintain, for a period of six years after the Effective Time, the Company’s directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by such directors’ and officers’ liability policy, on terms no less favorable than those of such directors’ and officers’ liability policy in effect on the date of the Merger Agreement. However, Parent may substitute its own policies containing terms with respect to coverage (including deductibles and exclusions) and amounts no less favorable to such directors and officers or request that the Surviving Corporation obtain extended reporting coverage under its existing insurance programs, to be effective as of the Effective Time. The Merger Agreement also provides that the Covered Persons are intended third-party beneficiaries for purposes of this provision and that the Covered Persons may enforce these provisions.

Arrangements with Parent, Purchaser or their Respective Executive Officers, Directors and Affiliates

The Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer are contained in Sections 11 and 15, respectively, of the Offer to Purchase (which is being mailed to the Company’s stockholders together with this Statement), which sections are hereby incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

In connection with Parent’s due diligence investigation of the Company, a Confidentiality Agreement, dated October 15, 2007 (the “Confidentiality Agreement”), was entered into between the Company and Parent. The Confidentiality Agreement contains customary provisions pursuant to which Parent has agreed to keep confidential all non-public, confidential information relating to the Company disclosed to it by the Company. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Board Designees

The Merger Agreement provides that at the Appointment Time, and from time to time thereafter, and subject to certain requirements discussed in the paragraph below, Purchaser is entitled to designate up to such number of directors, rounded to the next whole number, as will give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to any increase in the number of directors elected pursuant to the Merger Agreement) and the percentage that such number of Shares beneficially owned by Purchaser bears to the total number of Shares then outstanding. According to the Merger Agreement, the Company shall, upon Purchaser’s request, promptly take all actions necessary to enable and cause Purchaser’s designees to be elected to the Board, including, if necessary, by seeking and accepting the resignation of one or more existing directors or increasing the size of the Board. Subject to certain requirements discussed in the paragraph below, the Company will, at such times, cause individuals designated by Purchaser to constitute the number of members of each committee of the Board, rounded up to the next whole number, that represents the same percentage as Purchaser’s designees represent on the Board, other than any committee of the Board established to take action under the Merger Agreement, which committee must be composed only of Independent Directors (as defined below).

In the event that Purchaser’s designees are elected or designated to the Board prior to the Effective Time, the Company must use its reasonable efforts to cause the Board to have at least three members who (i) were directors on the date of the Merger Agreement, and (ii) are independent directors for purposes of the continued listing requirements of the NASDAQ and the SEC rules and regulations (such directors, the “Independent Directors”). If any Independent Director is unable to serve due to death, disability or any other reason, the remaining Independent Directors shall be entitled to designate another individual who is a non-employee director on the date of the Merger Agreement and who meets the requirements of independence of the rules and regulations of the SEC and NASDAQ, to fill the vacancy, and such director will be deemed to be an

Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Board shall be entitled to designate three individuals to fill such vacancies, provided that such individuals shall meet the requirements of independence of the rules and regulations of the SEC and NASDAQ, and such directors will be deemed Independent Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time, the approval of a majority of the Independent Directors will be required to authorize (A) any termination or amendment of the Merger Agreement adversely affecting the rights of the Company’s stockholders (other than Parent or Purchaser), (B) any extension by the Company of the time for performance of any of the obligations or other acts of Purchaser or Parent, (C) waiver of any of the Company’s rights under the Merger Agreement or (D) any other action adversely affecting the rights of the Company’s stockholders (other than Parent or Purchaser).

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Purchaser intends to designate representatives to the Board from among the directors and officers of Purchaser and Parent. Background information on these individuals is found in the Information Statement attached hereto as Schedule II to this Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board of Directors

The Board of Directors, at a meeting held on December 9, 2007, unanimously determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of the Company and its stockholders. At that meeting, the Board unanimously adopted and approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER IN THE OFFER.

Background of the Offer

As part of the ongoing management and oversight of the Company’s business, the Board and Company management regularly review and discuss the Company’s business, strategic direction, performance and long range plans with a view toward actions that will increase stockholder value. In the course of these discussions, the Board and senior management have also discussed and reviewed various strategic alternatives involving potential acquisitions or business combinations that could complement and enhance the Company’s competitive strengths and strategic positions. The Company’s senior management has from time to time communicated informally with, and has been approached by, representatives of other companies whose businesses relate to, or who are otherwise interested in, possible business combinations or other strategic transactions.

On August 20, 2007, Michael J. Valentino, Adams’ President and Chief Executive Officer, was contacted by a senior executive of Company A regarding Company A’s desire to discuss a potential transaction between the companies. At a special meeting of the Board later that same day, Mr. Valentino informed the Board of the request received from Company A.

On August 29, 2007, the Company’s senior management and the Board held a special meeting to discuss the communication received from Company A. As a result of Company A’s inquiry regarding a potential transaction, and as part of its ongoing review and assessment of the Company’s business plans, the Board engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as the Company’s financial advisor to explore the possibility of engaging in a business combination or other strategic transaction. Alston & Bird LLP (“Alston & Bird”), outside counsel to Adams, also discussed with the Board its fiduciary duties under Delaware law in considering a business combination or sale of the business. The Board also established a

Special Committee of the Board, as a committee of convenience, to assist with the evaluation of any potential transaction.

On September 6, 2007, Adams’ senior management met with senior management of Company A, who expressed Company A’s interest in acquiring Adams and requested Adams enter into an exclusivity agreement with it. Company A did not suggest a specific purchase price, but expressed its interest in terms of a percentage premium to Adams’ current trading price.

Following the meeting between senior management of Adams and Company A, Adams’ senior management met with the Board on September 6, 2007 to provide an update on the meeting with Company A. Based on a recommendation of Morgan Stanley, the Special Committee authorized Mr. Valentino to request a specific proposed purchase price from Company A in order to better evaluate the proposed transaction.

On September 7, 2007, Mr. Valentino contacted Company A to request a specific proposed purchase price for Adams, and on September 10, 2007, Company A informed Mr. Valentino that they would provide a proposed purchase price in the next 10 to 14 days.

On September 10, 2007, the Company’s senior management and the Special Committee held a meeting, during which Morgan Stanley discussed with the Special Committee certain analyses, the identity of other possible acquirors and the timing of a potential transaction process.

On September 26, 2007, a senior executive of Company A contacted Mr. Valentino to provide a value range of $48 to $50 per Share. This range represented a premium to the previous day’s closing price of approximately 25% to 31%.

On September 27, 2007, the Company’s senior management and the Board met to discuss the proposal received from Company A and the possibility of receiving proposals from other interested parties. At that meeting, Morgan Stanley provided the Board with certain background information and also discussed the process of a potential transaction and the identity of other potential strategic acquirors. In identifying other potential purchasers, Morgan Stanley noted that given the current condition of the credit markets and the valuation levels the Company was seeking, it would be very difficult for smaller cap companies or financial buyers, such as private equity firms, to be competitive. Following discussion, the Board determined to commence a structured solicitation process to explore the Company’s strategic alternatives. The Board authorized Morgan Stanley to inform Company A of the structured solicitation process and to request that Company A participate.

On October 3, 2007, the Company’s senior management met with Morgan Stanley to discuss plans for the structured solicitation process.

On October 8, 2007, at a meeting of the Special Committee, at which the Company’s senior management was present, Morgan Stanley advised the Special Committee that Company A had agreed to explore a potential transaction as part of the Company’s structured solicitation process. The Special Committee authorized Morgan Stanley to contact nine parties, including Company A and Reckitt Benckiser, to determine their interest in a potential transaction with the Company.

From October 9 through October 11, 2007, Morgan Stanley approached the nine authorized parties, including Company A and Reckitt Benckiser. Of the nine parties approached by Morgan Stanley, four of those parties, including Company A and Reckitt Benckiser, executed confidentiality agreements with the Company. The five other parties contacted by Morgan Stanley indicated they did not have an interest in pursuing a potential transaction with the Company.

Morgan Stanley met with the Company’s senior management and the Special Committee on October 12, 2007, to provide an update on the status of Morgan Stanley’s discussions with the nine authorized parties.

On October 16, 2007, at a regularly scheduled meeting of the Board, at which the Company’s senior management was present, Morgan Stanley discussed the timing of the potential transaction process and provided an update with respect to the nine authorized parties contacted by Morgan Stanley. Alston & Bird once again reviewed with the Board the fiduciary duties of directors under Delaware law in the context of considering the Company’s strategic alternatives.

On October 23, 2007, the Company provided the four parties who had executed confidentiality agreements with access to an online data room, which included certain confidential financial, legal and other information about the Company’s business. Between October 23 and November 19, 2007, the four parties conducted due diligence investigations of Adams, including presentations by Adams’ management regarding the Company’s business.

On October 31, 2007, Morgan Stanley sent a bid procedures letter to each of the four parties, requesting the submission of initial, non-binding indications of interest by November 19, 2007. The parties were instructed to provide a price per share the prospective acquiror would be willing to pay for the Company, as well as proposed financing for a potential transaction and any requirements for additional due diligence. In the process letter, the four parties were informed that the Board would determine whether to permit the party to continue in the process and receive access to more detailed due diligence based on each prospective purchaser’s submission.

On November 7, 2007, the Company’s senior management and the Board met with Morgan Stanley to discuss the status of the potential transaction process, including the due diligence activity by the four potential acquirors.

On November 19, 2007, the Company received preliminary indications of interest from Company A and Reckitt Benckiser. Both indications provided for an all-cash purchase of the Company’s outstanding Shares with committed financing, and neither proposal was contingent upon securing sufficient financing. Both parties also expressed an ability to proceed quickly with a potential transaction.

The Company’s senior management and the Board met with Morgan Stanley and Alston & Bird on November 20, 2007 to discuss the preliminary indications of interest received by the Company. Morgan Stanley reviewed with the Board the preliminary indications of interest, including the price per share, lack of financing contingencies, and timing of a potential transaction, and outlined the suggested process for moving forward. Following discussion, the Board instructed Morgan Stanley to invite Company A and Reckitt Benckiser to continue into the next phase of the potential transaction process.

Following the November 20, 2007 Board meeting, the Company provided additional, more detailed due diligence materials to Company A and Reckitt Benckiser. Due diligence information requested by either potential purchaser was made available in the online data room to both potential purchasers. In addition, Adams’ management conducted additional due diligence meetings with Company A and Reckitt Benckiser. On November 21, 2007, drafts of a proposed merger agreement and accompanying disclosure schedules were added to the online data room and made available to Company A and Reckitt Benckiser.

On November 29, 2007, Morgan Stanley sent a letter to Company A and Reckitt Benckiser, outlining the procedures for submitting a final bid for the Company and setting the deadline for final bids of December 6, 2007. The letter noted that each submission should contain the potential acquiror’s best and final offer, confirm the completion of its due diligence, be fully financed and be accompanied by a mark-up of the proposed merger agreement in a form the potential acquiror would be willing to execute.

On December 6, 2007, the deadline for final bids, Reckitt Benckiser submitted an offer to acquire all of the issued and outstanding Shares for $60.00 per share in cash, the highest price per Share offered by any potential acquiror in the transaction process. In addition, Reckitt Benckiser’s offer did not contain a financing contingency, confirmed the completion of Reckitt Benckiser’s due diligence and provided comments to the draft merger agreement. In addition, Reckitt Benckiser subsequently indicated that it had executed a credit facility to provide for all funds required to complete the transaction and provided Adams with a copy of the executed credit facility.

On December 7, 2007, the Company’s senior management and the Board met to consider the results of the transaction process. Morgan Stanley provided the Board with an update regarding the sale process and discussed the strategic alternatives available to the Company. Morgan Stanley then described the principal financial terms of the offer submitted by Reckitt Benckiser, including the lack of a financing contingency, and Alston & Bird reviewed with the Board the material terms of the draft merger agreement submitted with Reckitt Benckiser’s offer, including the Company’s ability to accept a superior proposal and the termination fee that the Company could be required to pay under specified circumstances.

On December 7, 2007, Morgan Stanley advised Reckitt Benckiser that the Company would enter into substantive negotiations with Reckitt Benckiser for a final and definitive merger agreement. On December 7 and December 8, 2007, the Company and Reckitt Benckiser and their respective advisors continued to negotiate the terms and conditions of the merger agreement to resolve the remaining open issues.

On December 9, the Company’s senior management and the Board met to consider whether to approve the transaction proposed by Reckitt Benckiser. Alston & Bird again reviewed with the Board the obligations of the directors under Delaware law in connection with their consideration of the proposed transaction. Alston & Bird then provided the Board with an update on the negotiations that had occurred since the Board’s last meeting on December 7, 2007. Morgan Stanley provided an overview of the transaction process and reviewed and analyzed the financial terms of the proposed transaction with Reckitt Benckiser, including the transaction premium and implied multiples and their relationship to comparable transactions. Alston & Bird summarized the material terms of the Merger Agreement, which had been previously distributed to the Board, including the transaction structure, the treatment of options and restricted stock units, the terms of the representations, warranties and covenants, including the ability of the Company to consider and accept a superior proposal and the Company’s termination fee obligations. Morgan Stanley then delivered to the Board its oral opinion, which it subsequently confirmed in writing, that, as of December 9, 2007 and subject to various assumptions and limitations described in its opinion, the consideration of $60.00 in cash to be received by the Company’s stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. Following further discussion, the Board voted unanimously to approve the Merger Agreement.

Following the Board meeting on December 9, 2007, the Company and Reckitt Benckiser continued to finalize the Merger Agreement.

On December 10, 2007, the Company and Reckitt Benckiser executed and delivered the Merger Agreement. Prior to opening of trading on the NASDAQ Stock Market, the Company and Reckitt Benckiser issued a joint press release announcing the transaction.

Reasons for the Recommendation of the Board of Directors

In reaching its recommendations described above in this Item 4, the Board considered a number of factors, including the following:

The Company’s Operating and Financial Condition.  The Board considered the current and historical financial condition and results of operations of the Company and the current and potential economic and operating conditions in the various markets in which the Company operates.

Company’s Strategic Plan.  The Board considered the Company’s current strategy and the assumptions underlying such strategies (including current and potential conditions in the markets in which the Company operates) and the risks involved in achieving the plan’s goals.

Strategic Alternatives.  The Board considered trends in the consumer healthcare and pharmaceutical industry and the strategic alternatives available to the Company, including the potential stockholder value that could be expected to be generated from remaining an independent public company, the possibility of being acquired by other companies, the possibility of acquisitions or mergers with other companies in the consumer healthcare and pharmaceutical industry and other transactions, as well as the potential benefits, risks and uncertainties associated with such alternatives. The Board noted the risks associated with executing any such transaction. The Board determined not to pursue other strategic alternatives in light of its belief that the Offer maximized stockholder value and represented the best transaction reasonably available to stockholders.

Transaction Financial Terms/Premium to Market Price.  The Board considered the relationship of the consideration to be paid in the Offer and the Merger to recent and historical market prices of the Company’s common stock. The Offer Price of $60.00 per Share represented an approximately 37.4% premium over the $43.68 closing price of such Shares on December 7, 2007 (the last trading day prior to the announcement of the Merger Agreement), a 22.3% premium over the all time high closing price of the Shares of $49.05 per Share and a 29.7% premium over the 52-week high closing price of the Shares of $46.27 on January 17, 2007. The Offer Price also represented premiums ranging from 39.6%, 45.3% and 47.6% over the 30, 60 and 90 trading day average prices for the Shares, respectively. Furthermore, the Offer Price represented premiums of 49.1% and 46.7% over the one and two year average prices for the Shares, respectively, and exceeded the highest price at which the Shares had ever traded by 20.6%.

Cash Consideration.  The Board viewed as desirable that the Offer Price and Merger Consideration are payable in cash, thereby eliminating any uncertainties in valuing consideration. The Board considered that the cash consideration to be received by the holders of the Shares in the Offer and Merger would be taxable to such holders for U.S. federal income tax purposes.

Opinion of Financial Advisor.  The Company retained Morgan Stanley to act as its financial advisor in connection with the Offer and the Merger. The Board received a written opinion from Morgan Stanley that the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair, from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated December 9, 2007, is included as Schedule I to this Schedule 14D-9 and is incorporated herein by reference. You should read the opinion carefully in its entirety for a description of the assumptions made, the matters considered and limitations on the review undertaken. Morgan Stanley addressed its opinion to the Board, and the opinion does not constitute an opinion or recommendation as to how the stockholders of the Company should vote at any stockholders’ meeting to be held in connection with the transaction, nor does it constitute an opinion or recommendation as to whether the holders of the Shares should accept the Offer.

No Financing Condition.  The Board considered the fact that the Offer would not be subject to a financing condition, that Parent has significant financial capacity and that Parent and Reckitt Benckiser Treasury Services PLC had executed a credit facility with Barclays Capital and Barclays Bank PLC committing such lenders to provide up to $2.5 billion in debt financing to consummate the Offer and the Merger.

Likelihood of Alternative Proposals.  The Board considered that in light of (i) the structured solicitation process conducted by the Company, with the assistance of Morgan Stanley, in which Morgan Stanley approached nine consumer healthcare and pharmaceutical companies likely to have the resources required to engage in a strategic acquisition of the Company, (ii) the difficulty for a financial sponsor to structure and secure the necessary equity and debt financing for an acquisition of the Company in view of current market conditions and (iii) the price offered by Purchaser, it was unlikely that any party would propose an alternative transaction that would be more favorable to the Company and its stockholders than the Offer and the Merger.

Likelihood of Consummation.  The Board considered that the Offer and the Merger would likely be consummated in light of the fact that (i) Parent has committed financing and the financial ability and willingness to consummate the Offer and the Merger, (ii) the Offer and the Merger are not subject to any financing contingency, (iii) the Offer and the Merger are subject to limited conditions and (iv) the proposed transaction is likely to receive prompt regulatory clearance.

Ability to Consider Alternative Transactions.  The Board viewed favorably the fact that under the terms of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, it may furnish information to and participate in negotiations with third parties in response to an unsolicited written acquisition proposal if (i) the Board reasonably determines in good faith, after consultation with its financial advisors and outside legal counsel, that the acquisition proposal is, or is reasonably likely to result in, a superior proposal and (ii) the Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would constitute a breach of the directors’ fiduciary duties under applicable law. The Board also considered that the time from the public announcement of the transaction to the expected closing of the transaction was sufficient to not materially deter any alternative acquisition proposal.

Ability to Terminate for a Superior Proposal.  The Board viewed favorably the fact that the Board is permitted, subject to the payment to Parent of a $69.403 million termination fee, to terminate the Merger Agreement in response to an acquisition proposal if, prior to the Appointment Time, the Board (i) determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Company has received a superior proposal and (ii) provides Parent with five business days to make a firm offer at least as favorable to the stockholders of the Company as the superior proposal, as determined by the Board in good faith. The Board also believed that the termination fee was reasonable and would not be expected to materially deter an alternative acquisition proposal.

Timing for Obtaining Consideration.  The Board considered that the Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of the Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

Minimum Condition; Terms of the Offer.  The Board considered the terms and conditions of the Offer, the Merger and the Merger Agreement, including the Minimum Condition that, on the date of the Offer, at least a majority of Shares, on a fully diluted basis, must be validly tendered and not properly withdrawn, and the fact that Purchaser may not waive or amend the Minimum Condition in a manner that is materially adverse to the Company’s stockholders without the Company’s consent. In addition, the Board viewed as desirable provisions in the Merger Agreement that prohibit Purchaser from changing the terms of the Offer without the consent of the Company in a manner that (i) decreases the Offer Price or changes the form of consideration payable in the Offer, (ii) reduces the number of Shares sought to be purchased in the Offer, (iii) imposes additional conditions to the Offer than those set forth in the Merger Agreement, or (iv) except as may be required by a governmental authority, amends any other term of the Offer in a manner that is materially adverse to the Company’s stockholders.

Future Operations of the Company.  The Board also considered management’s belief that the Company and Parent have similar corporate cultures and values; that Parent has been successful in its business and operations; that Parent has an excellent reputation and significant financial strength; and that the transaction would be a favorable transaction for the Company’s employees, customers and suppliers.

Interests of Certain Persons.  In making its recommendation, the Board was aware of and took into consideration the interests in the Offer and the Merger of certain members of Company management and the Board that are different from or in addition to their interests as Company stockholders generally, as a result of the arrangements referred to in Item 3 of this Statement.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors, including the following:

•	the risk that the Offer and the Merger might not be completed;

•	if the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the Offer and the Merger on the Company’s business and the Company’s overall competitive position;

•	the restrictions that the Merger Agreement imposes on soliciting alternative transactions, and the fact that the Company would be obligated to pay a $69.403 million termination fee in certain circumstances;

•	the fact that the Company will no longer exist as an independent, publicly-traded Company, and the Company’s stockholders will no longer be able to directly participate in any future earnings or growth of the Company or benefit from any appreciation in the Company’s value;

•	the fact that gains from an all-cash transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	the restrictions on the conduct of the Company’s business prior to the completion of the Offer, requiring the Company to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

In evaluating the Offer and the Merger, as described above, the Board consulted with the Company’s senior management and legal and financial advisors. The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors. After weighing all of the different factors, the Board unanimously determined to recommend that the Company’s stockholders tender their Shares in the Offer.

Intent to Tender.  To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate or subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than Shares, if any, that he or she may have the right to purchase by exercising stock options or similar rights to acquire Shares. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

See Item 4, “Reasons for the Recommendation of the Board of Directors-Opinion of Financial Advisor” for information relating to Morgan Stanley.

Morgan Stanley has been engaged to act as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee of approximately $20 million for such services, of which $2.8 million became payable upon delivery of Morgan Stanley’s fairness opinion to the Board of Directors and the remainder shall become payable upon consummation of the Offer and the Merger. The Company has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company, other than in the ordinary course of business in connection with the Company’s benefit plans or Rule 10b5-1 plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Delaware General Corporation Law

The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer and the Merger.

Short-Form Merger.  Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may by resolution of the board of directors merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case without the approval of the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that the Purchaser acquires in the aggregate at least 90% of the Shares in the Offer or otherwise (and including as a result of its exercise of the Merger Option), then the Short-Form Merger will be effected without a meeting of the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser fails to purchase 90% of the issued and outstanding Shares in the Offer, subject to certain limitations set forth in the Merger Agreement, the Purchaser may exercise an option, granted to it by the Company under the Merger Agreement, to purchase a number of Shares that, when added to the number of Shares owned by the Purchaser at the time of such exercise, constitutes one share more than 90% of the Shares then outstanding on a fully diluted basis, provided that the Company shall only be required to issue up to that number of Shares that would not require a vote of the Company’s stockholders to authorize the issuance of such shares of capital stock under the rules of the NASDAQ Stock Market. Accordingly, the Purchaser will be able to exercise the Merger Option only if it purchases more than approximately 88% of the issued and outstanding Shares in the Offer. The Purchaser could also seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. According to the Merger Agreement, the Purchaser is required to effect a Short-Form Merger if permitted to do so under the DGCL.

Dissenters’ Rights.  Holders of the Shares do not have dissenters’ rights in connection with the Offer. However, if the Merger (including a Short-Form Merger) is consummated, holders of the Shares at the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and obtain payment in cash of the fair value of their Shares. Dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest thereon. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than or the same as the price per Share to be paid in the Merger.

The foregoing summary of the rights of stockholders seeking dissenters’ rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters’ rights available under the DGCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to dissent, such holder’s Shares will be automatically converted in the Merger into, and represent only the right to receive, the Offer Price, without interest.

Business Combination Provisions.  In general, Section 203 (the “Business Combination Provisions”) of the DGCL prevents an “interested stockholder” (which includes a person who (i) is the owner of 15% or more of the voting stock of the outstanding voting stock of a corporation or (ii) is an affiliate of the corporation, and at any time within the three-year period immediately prior to the date in question, was the owner of 15% or more of the then outstanding voting stock of the corporation) from engaging in a “business combination” (defined as a variety of transactions, including mergers) with a Delaware corporation for a period of three years following the time such person became an interested stockholder. However, this prohibition does not apply if prior to the time that such person became an interested stockholder, the “business combination” or the transaction which resulted in such person becoming an interested stockholder is approved by the board of directors of the corporation. The Board has unanimously approved the Offer, the Merger Agreement and the Merger, including with specific reference to the Business Combination Provisions. Accordingly, the Company does not believe that the substantive restrictions of the Business Combination Provisions will apply to the Offer and the Merger. The foregoing description of Section 203 of the DGCL does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied. These requirements apply to the Company by virtue of the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of required notification forms with the FTC and the DOJ, unless the waiting period is earlier terminated by the FTC and the DOJ. The Company expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the DOJ in connection with the purchase of Shares in the Offer and the Merger on or about December 21, 2007, and accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about January 7, 2008 (the 15th calendar day after Parent filed its Premerger Notification and Report Form), unless earlier terminated by the FTC or the DOJ or the Company or Parent receives a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the DOJ requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or legal public holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The FTC or the DOJ may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. The Purchaser is not required to accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser’s purchase of Shares, the FTC or the DOJ could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Company, Parent, Purchaser, or any of their respective subsidiaries or affiliates. While the Company believes that Parent and Purchaser will receive the requisite clearances under the HSR Act, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Statement, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

Purchaser’s Designation of Persons to be elected to the Board of Directors.

The Information Statement attached as Schedule II to this Statement is being furnished in connection with the possible designation by Parent, pursuant to the terms of the Merger Agreement, of certain persons to be elected upon consummation of the Offer to the Company’s Board of Directors, other than at a meeting of the Company’s stockholders, and such information is incorporated herein by reference.

Item 9.	Material to be Filed as Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Sections 11 and 15 of the Offer to Purchase of Purchaser, dated December 21, 2007, filed on December 21, 2007 as Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser, and incorporated herein by reference.
(a)(2)	Letter to the stockholders of the Company, dated December 21, 2007.*
(a)(3)	Joint press release issued by the Company and Parent on December 10, 2007, filed on December 10, 2007 under cover of the Company’s Schedule 14D-9, and incorporated herein by reference.
(a)(4)	Joint press release issued by the Company and Parent, dated December 21, 2007, announcing the commencement of the Offer, filed on December 21, 2007 as Exhibit (a)(5)(F) to the Schedule TO filed by Parent and Purchaser and incorporated herein by reference.
(a)(5)	Summary Advertisement published in The Wall Street Journal on December 21, 2007, filed on December 21, 2007 as Exhibit (a)(1)(F) to the Schedule TO filed by Parent and Purchaser, and incorporated herein by reference.
(e)(1)	Agreement and Plan of Merger, dated as of December 10, 2007, by and among the Company, Parent and Purchaser, filed on December 10, 2007 as Exhibit 2.1 to the Company’s Current Report on Form 8-K, and incorporated herein by reference.
(e)(2)	Confidentiality Agreement, dated as of October 15, 2007, by and between the Company and Parent.
(e)(3)	Opinion of Morgan Stanley & Co. Incorporated, dated December 9, 2007 (included as Schedule I hereto).*
(e)(4)	Information Statement of the Company, dated December 21, 2007 (included as Schedule II hereto).*
(e)(5)	Employment Agreement with Michael J. Valentino, dated August 7, 2003, filed as Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (Registration No. 333-123585), and incorporated herein by reference.
(e)(6)	Form of Change in Control Agreement, filed on June 13, 2007 as Exhibit 10.1 to the Company’s Current Report on Form 8-K, and incorporated herein by reference.
(e)(7)	Form of Indemnity Agreement, filed as Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-123585), and incorporated herein by reference.

*	Included with the Statement mailed to the stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS RESPIRATORY THERAPEUTICS, INC.

/s/  Walter E. Riehemann

By: Walter E. Riehemann
Executive Vice President, General Counsel,
Chief Compliance Officer and Secretary

Dated: December 21, 2007